Exhibit 4.107

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of January 8th, 2008.

BETWEEN:

FAIRBANK ENGINEERING LTD., a company incorporated under the laws of the Province of British Columbia, having a registered office at 1000 – 840 Howe Street, Vancouver, BC  V6Z 2M1

(“FEL”)

AND

NEVADA GEOTHERMAL POWER INC., a company incorporated under the laws of the Province of British Columbia, having its head office at 900 – 409 Granville Street, Vancouver, BC  V6C 1T1

(“NGP”)

WHEREAS

A.

FEL and NGP have entered into an agreement dated October 1, 2007, (the “FEL Agreement”), pursuant to which NGP has agreed to acquire certain assets from FEL and retain certain employees of FEL;

B.

The parties have agreed to amend the FEL Agreement in accordance with and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.

Unless otherwise defined herein, all capitalized terms used in this Amending Agreement shall have the respective meanings ascribed to them in the FEL Agreement.

2.

Section 4 of the FEL Agreement is deleted and replaced with the following:

“As further consideration for FEL’s agreement to relinquish its key Employees to NGP, which shall effectively end FEL’s consulting business, FEL shall also receive from NGP consideration equal to six (6) months annual salary for each Employee, having a total value of $131,250.  This sum shall be satisfied by the issue to FEL of 160,000 common shares in the capital of NGP having a deemed price of $0.82 per share (the “Bonus Shares”).

Certificates for the Bonus Shares shall be issued (five certificates each for 25,000 shares and one certificate for 35,000 shares) by NGP on the Effective Date and delivered to Miller Thomson LLP (“MT”), legal counsel for NGP.  MT shall release the certificates to FEL in accordance with the schedule described below, provided that prior to each release the CFO of NGP shall deliver to MT confirmation that all of the Employees continue to be employed by NGP. Subject to Section 5 of the FEL Agreement, the Bonus Shares shall be released to FEL effective as of the following dates:

(a)

on the Effective Date – 75,000 shares;

(b)

February 1, 2008 – 25,000 shares;

(c)

March 1, 2008 – 25,000 shares; and

(d)

April 1, 2008 – 35,000 shares.”

3.

In consideration for NGP assuming all employment related obligations of FEL to the Employees, FEL shall, to the full extent permitted by law, indemnify NGP for the amount of all liabilities imposed upon, or incurred by NGP in law, in equity or under any statute or regulation in relation to any claim, action or proceeding, whether civil, criminal or administrative, in connection with any and claim or complaint that may be made by an Employee against NGP that arose from a matter which had occurred prior to October 1, 2007.

4.

All other terms of the FEL Agreement shall remain in full force and effect and unamended, and time shall remain of the essence hereof.

5.

This Amending Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the date first mentioned.

FAIRBANK ENGINEERING LTD. Per: Signed: Brian Fairbank Authorized Signing Officer
NEVADA GEOTHERMAL POWER INC. Per: Signed: Andrew Studley Chief Financial Officer